September 9, 2025

Robin Ross
Chief Executive Officer
Trio Petroleum Corp.
23823 Malibu Road, Suite 304
Malibu, CA 90265

       Re: Trio Petroleum Corp.
           Registration Statement on Form S-3
           Filed September 4, 2025
           File No. 333-290041
Dear Robin Ross:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Scott Miller